Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES ADDITION OF NEW DIRECTOR

Calgary, Alberta, Canada – December 1, 2017

Precision Drilling Corporation (“Precision”) announced today the addition of Michael R. Culbert to its Board of Directors.

Mr. Culbert is Vice Chairman of Progress Energy Canada Ltd (“Progress Energy”), a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. Progress Energy is a Canadian energy company focused on the development of unconventional natural gas. Prior to becoming Vice Chairman, Mr. Culbert served as President and CEO of Progress Energy. Mr. Culbert also served as President of Pacific NorthWest LNG from 2014 to 2016 where he led an international consortium through a successful regulatory and consultation process. He also served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to October 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Mr. Culbert currently serves on the Board of Directors of Progress Energy, Enerplus Corporation and Reserve Royalty and has also previously served on a number of other private and public energy company boards. Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors and holds a Bachelor of Science degree in Business Administration from Emmanuel College.

“Mike has over thirty years of experience in the energy industry as a manager and executive, which will make him an invaluable member of our Board of Directors. He has a deep understanding of E&P markets that will serve us well as we continue to develop our businesses,” commented Steve Krablin, Chairman of the Board of Precision. “We are very pleased to have Mike join our Board and we look forward to working with him in the years ahead.”

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

713.435.6247

Ashley Connolly, Manager, Investor Relations

403.716.4725

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com